June 3, 2010

Mingchun Zhou
Chief Executive Officer
China Skyrise Digital Service, Inc.
4/F M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen PRC 518070

> **Re:** **China Skyrise Digital Service, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 333-139940**

Dear Mr. Zhou:

We have reviewed the above-referenced filing[s] and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business

Our Customers and Marketing Efforts, page 7

1.   Your disclosures on page 7 indicate that because you derive a large percentage of your revenues from the installation of residential digital safety and video surveillance systems,

which are generally non-recurring, you do not rely on one single or a small group of customers. However, we note from your disclosures in Note 2.31 that Customer A and Customer B accounted for 31.93% and 10.98% of your fiscal 2009 revenues, respectively. Tell us the names of these customers. To the extent that these customers are real estate development companies or property management companies that you rely upon for repeat business then explain further your statement that you do not rely on a single customer or group of customers. Further, tell us your consideration to include a discussion of the significant credit concentrations with regards to these or any other significant customers. We refer you to ASC 275-10-50-18.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

2.   We note that your net sales increased by 66% in fiscal 2009 compared to fiscal 2008, which was mainly due to your sales efforts to acquire new customers and sustain existing customers. We further note that gross profits decreased during this same period due to the decrease in general deal pricing commenced in early 2009. Tell us whether you consider sales volume and/or prices paid for your products to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so, tell us your consideration for disclosing such key indicators pursuant to this release. In addition, tell us what impact both the newly acquired customers and existing customers had on your sales growth.

Item 9(A)T. Controls and Procedures, page 37

3.   We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective "to satisfy the objectives for which they were intended." It is unclear from this statement whether your officers concluded that your disclosure controls and procedures are effective as defined in Rule 13a – 15(e). Please clarify, if true, that your officers concluded that your disclosure controls and procedures were effective pursuant to Rule 13a -15(e) and revise your disclosures to clearly indicate as such. Similar revisions should also be made to your Form 10-Q disclosures.

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note that your auditors are located in Utah while the majority of the company's assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
   - Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your

U.S. auditor, Madsen & Associates CPA's, Inc. assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. To the extent Madsen & Associates conducted the audit in China, tell us whether the firm used the staff from their U.S. office or whether they hired additional staff in China to perform the audit procedures. Tell us whether the staff assigned to the audit were bi-lingual and provide us with the background experience and credentials for each staff member involved with the audit.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

5.   We note that the majority of your revenues are derived from sales of your digital residential safety and video surveillance packaged solutions, which include development, installation and after-sale maintenance services. We further note the criteria for recognizing revenue is generally satisfied at the time of shipment. Please explain further your revenue recognition policy when your sales include multiple deliverables (i.e. product, development, installation and maintenance services). In this regard, tell us how you considered the guidance in ASC 605-25-15 in determining whether these deliverables represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables and describe your revenue recognition policy for each.

6.   We note from your disclosures on page 6 that you design software for your customers' safety and surveillance systems in accordance with your customers' specifications. Tell us the amount of revenues earned from these services for each period presented and describe your revenue recognition policy for such services. Tell us whether the software is considered more than incidental to the product and if so, tell us how your revenue recognition policy complies with the guidance in ASC 985-605.

Note 15. Subsequent Events, page F-21

7.   We note that you evaluated subsequent events through March 24, 2010, the date the consolidated financial statements "were available to be issued." Tell us how you considered the guidance in ASU 2010-09, which requires an entity that is an SEC filer to evaluate subsequent events through the date the financial statements are issued. Please confirm that you have appropriately evaluated any subsequent events for both the December 31, 2010 Form 10-K and March 31, 2010 Form 10-Q pursuant to the guidance in ASU 2010-09.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4 and 4A(T). Controls and Procedures, page 36

8.   You indicate that "other than the foregoing changes," there were no changes in your internal controls over financial reporting during the first quarter of fiscal 2010. Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Robert Benton, Staff Accountant, at (202) 5513804 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief